Exhibit 99.1

X Financial Announces Leadership Changes

SHENZHEN, China, May 24, 2021 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company” or “we”), a leading technology-driven personal finance company in China, today announced that Mr. Shaoyong (Simon) Cheng has been appointed as the Vice Chairman of the Board of Directors and has resigned as President of the Company with effect from May 24, 2021 and that Mr. Kan (Kent) Li has been appointed as President of the Company with effect from May 24, 2021.

Mr. Shaoyong (Simon) Cheng joined us in 2015 and has served as our Director since December 2017. Mr. Cheng served as our President starting from October 2017. Prior to serving as our President, Mr. Cheng served as our Chief Risk Officer from 2015 to 2017. Prior to that, Mr. Cheng served as deputy General Manager in charge of retail lending management at Bank of Communications, senior credit risk manager at HSBC North America and HSBC Asia Pacific. Mr. Cheng also served as head of CEO office and head of business banking at Hang Seng Bank China Limited, and manager at Capital One. Mr. Cheng received a bachelor’s degree and a master’s degree in engineering and a bachelor’s degree in economics from Tsinghua University, a master’s degree in industrial engineering and an MBA degree from University of Southern California.

Mr. Kan (Kent) Li joined us in 2015 and served as our Chief Risk Officer starting from November 2017. Prior to serving as our Chief Risk Officer, Mr. Li served as a division director in charge of unsecured loan risk from 2015 to 2017. Prior to that, he served as a Sr. manager at Capital One Financial from September 2008 to November 2015, and had served many capacities in various position, including customer acquisition, customer management, as well as collections and recoveries. Before that, he worked as a Sr. Strategy Analyst for ATB Financial, a regional bank in Canada, from May 2005 to August 2008. Mr. Li received his bachelor’s degree and master’s degree in economics from Southwestern University of Economics and Finance. He has published several academic papers, including a research paper in Review of Economics and Statistics (edited by Harvard University).

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitating loans to prime borrowers under a robust risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com